UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 27, 2001

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        X         Form 40- F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No        X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of Teekay Shipping Corporation's Earnings Release, dated July 23, 2001, for the quarter ended June 30, 2001.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995 AND ON FORM F-4 FILED WITH THE COMMISSION ON JULY 11, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                        TEEKAY SHIPPING CORPORATION

Date: July 26, 2001                                                     By:/s/ Peter S. Antturi
                                                                        Peter S. Antturi
                                                                        Vice President and Chief Financial Officer

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY SHIPPING CORPORATION
REPORTS SECOND QUARTER RESULTS

Highlights

  Net income of $96.2 million, or $2.35 per share
  International Fleet TCE earnings of $32,545 per day, a 38.2% increase over the same quarter last year
  Completed acquisition of the remaining 36% of Ugland Nordic Shipping ASA
  Completed $250 million Senior Notes offering
  Delivery of newbuilding shuttle tanker, Stena Natalita

Nassau, The Bahamas, July 23, 2001 - Teekay Shipping Corporation today reported net income of $96.2 million, or $2.35 per share on a fully diluted basis, for the quarter ended June 30, 2001, compared to net income of $46.7 million, or $1.19 per share on a fully diluted basis, for the quarter ended June 30, 2000. Net voyage revenues for the quarter were $213.8 million, compared to $142.6 million recorded in the same period last year, while income from vessel operations increased to $110.3 million, from $61.1 million. The results for the current quarter over the same period last year reflect an improvement in tanker charter rates as well as an increase in the average fleet size primarily as a result of the acquisition of Ugland Nordic Shipping ASA in March 2001.

Net income for the six months ended June 30, 2001 was $240.9 million, or $5.95 per share on a fully diluted basis, compared to $66.7 million, or $1.72 per share on a fully diluted basis, for the same period last year. Net voyage revenues for the six months ended June 30, 2001 were $459.0 million, compared to $262.7 million in the same period last year, while income from vessel operations increased to $266.1 million from $98.9 million.

The following key indicators serve to highlight the changes in operating performance:

---------------------------------------------- -------------------------- --------- ----------------------- ---------
                                                  Three Months Ended                   Six Months Ended
                                                       June 30,              %             June 30,            %
                                                   2001         2000       Change      2001        2000      Change
---------------------------------------------- ------------- ------------ --------- ----------- ----------- ---------
International Tanker Fleet:
Revenue-generating ship-days                       5,043         5,125      -1.6%     9,966      10,378       -4.0%
TCE per revenue-generating ship-day              $32,545       $23,557      38.2%   $38,066     $21,259       79.1%
TCE per calendar-ship-day                        $29,122       $21,815      33.5%   $34,378     $19,634       75.1%
Vessel operating expense per                      $5,263        $5,382      -2.2%    $5,285      $5,298       -0.2%
calendar-ship-day
Operating cash flow per calendar-ship-day        $21,834       $14,631      49.2%   $26,987     $12,505      115.8%

Oil/Bulk/Ore ("OBO") Fleet:
Revenue-generating ship-days                         614           678      -9.4%     1,225       1,365      -10.3%
TCE per revenue-generating ship-day              $19,363       $15,983      21.1%   $19,816     $14,104       40.5%
TCE per calendar-ship-day                        $15,626       $14,190      10.1%   $16,019     $12,477       28.4%
Vessel operating expense per                      $5,856        $5,945      -1.5%    $6,058      $5,948        1.8%
calendar-ship-day
Operating cash flow per calendar-ship-day         $7,821        $6,843      14.3%    $8,128      $5,109       59.1%

UNS Fleet:
Calendar-ship-days                                 1,086          -          N/A      1,262         -          N/A
Operating cash flow per calendar-ship-day        $15,884          -          N/A    $16,179         -          N/A

Australian Fleet:
Calendar-ship-days                                   436           364      19.8%       796         728        9.3%
Operating cash flow per calendar-ship-day        $14,799       $13,590       8.9%   $14,553     $13,947        4.3%
---------------------------------------------- ------------- ------------ --------- ----------- ----------- ---------

Tanker Market

Charter rates earned by the Company’s International Tanker Fleet in the second quarter were 38.2% higher than in the corresponding period last year. During the quarter, OPEC cut oil production in response to the seasonal reduction in crude oil demand which typically occurs during the second quarter. This reduced the demand for tankers and caused Aframax tanker charter rates to decline during the quarter, from the higher levels experienced during the winter.

The International Energy Agency (“IEA”) estimates that global oil demand, an indicator of tanker demand, averaged 74.5 million barrels per day (“mbpd”) during the most recent quarter, up 0.5% over the quarter ended June 30, 2000. As of July 13, 2001, the IEA’s oil demand forecast for 2001 was 76.0 mbpd, a 0.5% increase over 2000. Compared to oil demand growth of 0.9% in 2000 and 1.9% in 1999, this primarily reflects a slowdown in world economic growth.

The size of the world tanker and OBO fleet increased to 310.9 million deadweight tonnes (“mdwt”) at the end of the quarter, up 0.1% from the end of the previous quarter and up 2.5% from June 30, 2000. Deliveries of tanker newbuildings during the quarter ended June 30, 2001 totaled 4.6 mdwt, up from 4.5 mdwt in the previous quarter, while scrapping totaled 4.2 mdwt, compared to 2.3 mdwt scrapped in the previous quarter.

The world tanker and OBO orderbook increased from 55.6 mdwt at March 31, 2001 to 59.6 mdwt at June 30, 2001, or from 17.9% to 19.2% of the total world tanker and OBO fleet. The Aframax tanker orderbook increased further from 86 vessels at March 31, 2001 to 115 vessels as of June 30, 2001, or from 13.5% to 18.1% of the world Aframax fleet (including OBOs). The increase in the tanker orderbook is, in part, a response to the new International Maritime Organization (“IMO”) regulations, which were passed in April 2001. The IMO regulations will accelerate the phase-out of older tankers, affecting approximately 30% of the current world tanker fleet by the end of 2006.

Teekay Fleet

As of June 30, 2001, the Teekay fleet consisted of 95 vessels, including seven time-chartered-in Aframax tankers and 18 vessels controlled by UNS. In May 2001, UNS took delivery of a newbuilding shuttle tanker, the Stena Natalita, which is the third vessel in the UNS fleet owned jointly with the Stena Group.

The following is a summary of the Teekay fleet* as of this date:
-------------------------------------------------------------------- ---------------------- -------------------------
    Type                                                                    Number                    Dwt
-------------------------------------------------------------------- ---------------------- -------------------------
    International Tanker Fleet:
      100%-owned Aframaxes                                                    53                   5,302,300
      Time-chartered-in Aframaxes                                              7                     728,000
      Other Tankers (1)                                                        4                     689,100
    OBO Fleet (2)                                                              8                     625,900
    Australian Fleet                                                           5                     382,000
    UNS Fleet:
      Shuttle Tankers (3)                                                     15                   1,508,300
      Newbuilding Shuttle Tankers                                              3                     331,500
-------------------------------------------------------------------- ---------------------- -------------------------
    Total:                                                                    95                   9,567,100
-------------------------------------------------------------------- ---------------------- -------------------------
*Excludes vessels managed for third parties.
(1)  Includes two 50%-owned Suezmax tankers, one 50%-owned Aframax tanker, and one VLCC.
(2)  Includes one 67%-owned OBO carrier and one 52%-owned OBO carrier.
(3)  Includes six shuttle tankers of which Teekay's ownership interest ranges from 50% to 89%.

Other Highlights

During the quarter ended June 30, 2001, Teekay completed the acquisition of 100% of Ugland Nordic Shipping ASA (“UNS”), by acquiring the remaining 36% of UNS’ outstanding shares for $79.3 million. UNS is the world’s largest shuttle tanker owner, controlling a modern fleet of 18 vessels (including three newbuildings on order), operating primarily in the North Sea under long-term fixed-rate contracts. As a result of the fixed-rate structure of UNS’ revenues, the percentage of Teekay’s net voyage revenues that are derived from fixed-rate charters increased to 20% in the quarter ended June 30, 2001, compared to 12% in the quarter ended March 31, 2001. The acquisition of UNS will provide added stability to Teekay’s cash flow throughout the tanker cycle.

In June 2001, the Company completed an offering of $250 million of its 8.875% Senior Unsecured Notes due 2011. Net proceeds from the offering were used in June and July to prepay certain outstanding secured debt, including approximately $125 million in prepayments in July 2001.

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-sized oil tankers. Headquartered in Nassau, Bahamas, with offices in eleven other countries, Teekay employs approximately 300 on-shore and more than 2,700 seagoing staff around the world. The Company’s modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

The Company plans to host a conference call at 11 a.m. EDT (8 a.m. PDT) on Tuesday, July 24, 2001, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call through www.teekay.com. A recording of the call will be available until July 31, 2001 by dialing (416) 626-4100, reservation number 1936778, or via the Company’s Web site until August 31, 2001.

Contact: Investor Relations
Attn: Geoff Dzikowski
(604) 844-6654
Web site: www.teekay.com
---------------------------------------------------------------------------------------------------------------------
                                     SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                          (in thousands of U.S. dollars, except share and per share data)
---------------------------------------------------------------------------------------------------------------------

                                                Three Months Ended                      Six Months Ended
                                                     June 30,                               June 30,
                                              2001               2000               2001                2000
                                                $                 $                  $                    $
                                                    (unaudited)                            (unaudited)
NET VOYAGE REVENUES
Voyage revenues                              276,048            201,200           583,934              383,462
Voyage expenses                               62,227             58,580           124,957              120,775
--------------------------------------- ------------------ ----------------- ------------------- --------------------
Net voyage revenues                          213,821            142,620           458,977              262,687
--------------------------------------- ------------------ ----------------- ------------------- --------------------
OPERATING EXPENSES
Vessel operating expenses                     39,274             34,723            73,153               69,492
Time-charter hire expense                     16,346             13,114            33,529               26,080
Depreciation and amortization                 36,100             24,624            63,621               49,666
General and administrative                    11,761              9,059            22,599               18,581
--------------------------------------- ------------------ ----------------- ------------------- --------------------
                                             103,481             81,520           192,902              163,819
--------------------------------------- ------------------ ----------------- ------------------- --------------------
Income from vessel operations                110,340             61,100           266,075               98,868
--------------------------------------- ------------------ ----------------- ------------------- --------------------
OTHER ITEMS
Interest expense                             (18,080)           (19,275)          (32,866)             (39,265)
Interest income                                2,849              4,137             5,652                7,390
Other income (loss)                            1,132                785             2,068                 (307)
--------------------------------------- ------------------ ----------------- ------------------- --------------------
                                             (14,099)           (14,353)          (25,146)             (32,182)
--------------------------------------- ------------------ ----------------- ------------------- --------------------
Net income                                    96,241             46,747           240,929               66,686
--------------------------------------- ------------------ ----------------- ------------------- --------------------
Earnings per common share
-       Basic                                   2.42               1.22              6.10                 1.75
-       Diluted                                 2.35               1.19              5.95                 1.72
--------------------------------------- ------------------ ----------------- ------------------- --------------------
Weighted-average number of common
shares outstanding                        39,807,935         38,205,775        39,520,392           38,137,694
--------------------------------------- ------------------ ----------------- ------------------- --------------------

---------------------------------------------------------------------------------------------------------------------
                                        SUMMARY CONSOLIDATED BALANCE SHEETS
                                           (in thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------------------------

                                                                          As at June 30,       As at December 31,
                                                                               2001                    2000
                                                                                $                        $
                                                                           (unaudited)
ASSETS
Cash and short-term marketable securities                                     311,402                 189,381
Other current assets                                                           99,796                 106,114
Marketable securities - long-term                                              35,196                  33,742
Vessels and equipment                                                       2,028,569               1,607,716
Goodwill                                                                       89,361                       -
Other assets                                                                   68,877                  37,146
-------------------------------------------------------------------- ------------------------- ----------------------
Total Assets                                                                2,633,201               1,974,099
-------------------------------------------------------------------- ------------------------- ----------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                       62,512                  66,165
Current portion of long-term debt                                              93,118                  72,170
Long-term debt                                                              1,084,863                 725,314
Other long-term liabilities                                                    38,111                   7,368
Minority interest                                                              18,740                   4,570
Stockholders' equity                                                        1,335,857               1,098,512
-------------------------------------------------------------------- ------------------------- ----------------------
Total Liabilities and Stockholders' Equity                                  2,633,201               1,974,099
-------------------------------------------------------------------- ------------------------- ----------------------

---------------------------------------------------------------------------------------------------------------------
                                            TEEKAY SHIPPING CORPORATION
                                              SUPPLEMENTAL INFORMATION
                                           (in thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30, 2001
                                                                        (unaudited)

                                        International       OBO            UNS         Australian         Total
                                         Tanker Fleet      Fleet*         Fleet           Fleet           Fleet
                                              $              $              $               $               $

--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         159,555         18,332         25,012         10,922          213,821
Vessel operating expenses                    25,778          4,263          5,613          3,620           39,274
Time-charter hire expense                     9,390          6,956           -               -             16,346
Depreciation and amortization                23,537          1,002          9,796          1,765           36,100
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

                                                              Three Months Ended June 30, 2000
                                                                        (unaudited)

                                        International       OBO            UNS         Australian         Total
                                         Tanker Fleet      Fleet*         Fleet           Fleet           Fleet
                                              $              $              $               $               $

--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         117,139         15,993          -              9,488          142,620
Vessel operating expenses                    26,448          4,328          -              3,947           34,723
Time-charter hire expense                     7,451          5,663          -                -             13,114
Depreciation and amortization                21,957            969          -              1,698           24,624
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

                                                               Six Months Ended June 30, 2001
                                                                        (unaudited)

                                        International       OBO            UNS         Australian         Total
                                         Tanker Fleet      Fleet**         Fleet           Fleet           Fleet
                                              $              $              $               $               $

--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         369,955         39,547         30,273         19,202          458,977
Vessel operating expenses                    51,256          8,772          7,116          6,009           73,153
Time-charter hire expense                    17,177         16,352           -               -             33,529
Depreciation and amortization                46,760          2,004         11,327          3,530           63,621
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

                                                               Six Months Ended June 30, 2000
                                                                        (unaudited)

                                        International       OBO            UNS         Australian         Total
                                         Tanker Fleet      Fleet*         Fleet           Fleet           Fleet
                                              $              $              $               $               $

--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         214,029         29,377          -             19,281          262,687
Vessel operating expenses                    52,936          8,661          -              7,895           69,492
Time-charter hire expense                    14,870         11,210          -                -             26,080
Depreciation and amortization                44,320          1,908          -              3,438           49,666
--------------------------------------- --------------- ------------- --------------- --------------- ---------------
*   Time-charter hire expense for the OBO Fleet represents the minority pool participants' share of the OBO pool's net voyage revenues.

** Represents results for the period from March 6, 2001 to June 30, 2001.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding tanker charter rates, the balance of supply and demand in the crude tanker market and the added stability to the Company’s cash flow resulting from the UNS acquisition. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; and our potential inability to renew or replace long-term charter contracts.

- end -